Form 51-102F3
Material Change Report

Item 1                                Name and Address of Company

MAG SILVER CORP. (the “Issuer”)
328 – 550 Burrard Street
Vancouver BC, V6C 2B5
Telephone:  (604) 630-1399  Facsimile:  (604) 484-4710

Item 2                                Date of Material Change

January 8, 2009

Item 3                                News Release

The Issuer issued a news release at Vancouver, British Columbia on January 8, 2009 through Marketwire.

Item 4                                Summary of Material Change

Vancouver, B.C…MAG Silver Corp. (TSX:MAG) (NYSE-A:MVG) (“MAG”) has been advised by the operator of the Juanicipio Joint Venture that a new high grade vein appears to have been discovered as a result of detailed drilling in the vicinity of the Valdecañas Vein.  Re-interpretation of a previously reported intersection of high grade gold and silver in Hole JI-06-IE, (1,843 grams per tonne (g/t)) (53.7 ounces per ton (opt)) silver, 4.43 g/t gold, 3.54% lead and 5.96% zinc over a true width of 3.41 metres (see press release dated June 12, 2007) shows that this is a new and separate north-dipping vein named the “Encino”.  The Encino Vein lies in the hanging wall about 200 metres above the south dipping Valdecañas Vein and dips back towards it (see section attached and www.magsilver.com for diagram).

Item 5.1                      Full Description of Material Change

Please see the Issuer’s news release dated 8 January 2009 (NR#09-01) attached as Schedule “A” for a full description of the material change.

Item 5.2                      Disclosure for Restructuring Transactions

Not applicable.

Item 6                                Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7                                Omitted Information

Not applicable.

Item 8                                Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9                                Date of Report

Dated 12 January 2009

SCHEDULE “A”

328 – 550 Burrard Street Vancouver, BC V6C 2B5 P: 604-630-1399 F: 604-484-4710

MAG Silver Corp.
January 8, 2009
For Immediate Release
NR#09-01

MAG Silver Reports Discovery of New High Grade
Encino Vein at Juanicipio

1,843 g/t (53.7 opt) silver, 4.43 g/t gold, 3.54% lead and 5.96% zinc over 3.41 metres

Vancouver, B.C…MAG Silver Corp. (TSX:MAG) (NYSE-A:MVG) (“MAG”) has been advised by the operator of the Juanicipio Joint Venture that a new high grade vein appears to have been discovered as a result of detailed drilling in the vicinity of the Valdecañas Vein.  Re-interpretation of a previously reported intersection of high grade gold and silver in Hole JI-06-IE, (1,843 grams per tonne (g/t)) (53.7 ounces per ton (opt)) silver, 4.43 g/t gold, 3.54% lead and 5.96% zinc over a true width of 3.41 metres (see press release dated June 12, 2007) shows that this is a new and separate north-dipping vein named the “Encino”.  The Encino Vein lies in the hanging wall about 200 metres above the south dipping Valdecañas Vein and dips back towards it (see section attached and www.magsilver.com for diagram).

The Encino Vein was not previously recognized because initial drilling in the area, directed at the Valdecañas Vein, was either parallel to and/or in front of this structure.  Earlier interpretations concluded that the intersection in Hole JI-06-IE was the down-dip extension of the Valdecañas Vein, but subsequent nearby intercepts of the Valdecañas Vein show that such geometry is improbable. In addition this new interpretation indicates that JI-06-IE did not intersect the Valdecañas Vein, so the Valdecañas Vein at this time remains open down-dip on section I.

Similar, closely-spaced vein sets with opposing dips are common in the overall Fresnillo Silver district.  The Encino Vein appears open along strike in both directions and its intercept with the Valdecañas Vein provides an excellent exploration target.

The Encino Vein features prominently in the 2009 proposed exploration program presented at a recent Minera Juanicipio SA Technical Committee by Fresnillo plc, the operator of the Juanicipio Joint Venture. In order to test and assess this preliminary interpretation of the “Encino Vein”, the project operator has allocated 8,000 metres of drilling from a proposed 25,000 metre program for 2009.  The objective of the 2009 drill program will be to confirm and follow up on the Encino Vein as well as to further explore the Valdecañas Vein, Juanicipio Vein, and other drill targets. The 2009 preliminary budgeted program is subject to approval by the board of Minera Juanicipio, the 56%/44% Fresnillo / MAG Joint Venture Company.  A full board meeting is scheduled for late January.

Quality Assurance and Control: The samples are shipped directly in security sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona registered geologist (ARG 21613). Dr. Megaw is not independent as he is a Director and Shareholder of MAG and is a vendor of one project, other than Juanicipio, whereby he may receive additional shares. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

About MAG Silver Corp. (www.magsilver.com)

MAG is focused on district scale projects located within the Mexican Silver Belt. Our mission is to become one of the premier companies in the silver mining industry. MAG and its partner Fresnillo plc are delineating a significant new silver vein discovery on the Juanicipio Joint Venture in Zacatecas State, Mexico. The joint venture has outlined an initial inferred resource estimate of 237.8 million ounces of silver (see press release dated June 18, 2008).  MAG’s 44% interest equates to 104.5 million ounces of silver.  In addition to the silver resource the estimate also reports a total inferred resource of 480,000 ounces of gold and almost 1 billion pounds of combined lead and zinc (457,700 tonnes).  (Investors should refer to the June 18, 2008 press release for disclaimer information regarding resources). Fresnillo plc has made an unsolicited bid for all of the outstanding shares of MAG Silver. MAG has also identified a new silver, lead and zinc discovery at its 100% owned Cinco de Mayo property. MAG is based in Vancouver, British Columbia, Canada. Its common shares trade on the TSX under the symbol MAG and on the NYSE Alternext US (formerly AMEX) under the symbol MVG.

On behalf of the Board of
MAG SILVER CORP.

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp.
Contact Gordon Neal, VP Corp. Development

Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

Neither the Toronto Stock Exchange nor the New York Stock Exchange Alternext US LLC has reviewed or accepted responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts are forward looking statements, including statements that address future mineral production, reserve potential, exploration drilling, exploitation activities and events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Cautionary Note to U.S. Investors: The U.S. Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “Inferred resources,” that the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC.

Please Note:
 Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.